Blanchard, Krasner & French

TELEPHONE: (858) 551-2440 FACSIMILE: (858) 551-2434 E-MAIL: bkf@bkflaw.com WEB: http://www.bkflaw.com	A PROFESSIONAL CORPORATION 800 SILVERADO STREET, SECOND FLOOR LA JOLLA, CALIFORNIA 92037	ALAN W. FRENCH (Deceased)

July 22, 2005

Via Facsimile, E-Mail and Overnight Delivery
(202) 772-9217

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Planet Technologies, Inc. (the “Company”) Amendment No. 3 to Preliminary Schedule 14-A File Number 0-26804 Our file: 1036-122

Dear Mr. Riedler:

     This letter is sent in response to your letter dated July 21, 2005 wherein the Commission provided comments to the Company’s Preliminary Schedule 14-A (“Proxy Statement”) and Form 10-KSB for the year ended December 31, 2004.

     Per my telephone conversation with Daniel Greenspan, please find all revised pages of the Proxy Statement and the Disclosure Schedules for ACP and the Company as related to the Agreement and Plan of Merger.

     Please find directly following are the SEC Comments and our response to each such Comment.

SEC Comment 1:

It does not appear that the Company’s response letter, dated July 19, has been filed on the EDGAR database. Please file this letter on EDGAR under the form type label “CORRESP” as soon as possible, or if applicable, advise us that this filing has already been made.

Response:

Pursuant to your Comment 1, we have filed the July 19, 2005, Planet Response Letter as of July 22, 2005.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 22, 2005

SEC Comment 2:

We note your response to comments 12 and 13 of our prior letter dated July 14, 2005 and the associated revisions to your proxy statement disclosure. In your response, you discuss your ongoing $3.0 million private placement and state that you intend to raise an additional $2.75 million immediately prior to the closing of your merger with ACP. It appears that the Agreement and Plan of Merger, dated as of March 7, 2005, prohibi9ts Planet from issuing or selling additional shares of stock in the period commencing March 7, 2005 and ending on the Effective Time of the Merger, except as set forth in the Disclosure Schedule to the Agreement and except for the completion of Planet of a private placement up to an additional $2.0 million. Accordingly, the $3.0 million offering described in the proxy statement would violate this particular forbearance covenant, absent ACP’s prior written consent. Please confirm our reading of Article 4.01(b) of the Merger Agreement and advise us whether ACP has given its consent to the $3.0 million offering.

Response:

We have been advised that ACP has consented to the increase of the offering from $2.0 million to $3.0 million.

SEC Comment 3:

In addition, please disclose the material terms of the private placement, including the number of shares included and the price per share. We also note that your discussion indicates that you “intend” to raise an additional $2.75 million immediately prior to the closing of the Merger. This statement creates some ambiguity concerning whether you have commitments for the remaining $2.75 million or are still in the process of raising funds. Please make this point clear and, as appropriate, discuss the likelihood of completing this offering and raising the necessary funds.

Response:

Pursuant to your Comment 3, we have amended the Proxy Statement, page 15, paragraph 7 to read [new language in italics]:

“In the past, the Company has met its capital needs through private placements directed toward accredited investors and advances from affiliates. As of March 31, 2005, the unaudited pro forma condensed balance sheet for Planet and ACP shows combined current assets of approximately $1.3million and combined current liabilities of approximately $1.7 million, resulting in working capital deficit of approximately $400,000. In addition, we will need $1.5 million to complete the Merger. To fund the working capital deficit, complete the Merger and raise cash for operations, we have sold 100,000 shares at $2.50 per share to raise $250,000 since March 31, 2005, as part of a $3 million private placement and intend to sell an additional 1,100,000 shares at $2.50 per share to raise an additional $2.75 million immediately prior to the closing of the Merger. Although Planet has no written commitment from the investors, Mr.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
July 22, 2005

Glenn has advised Planet that two equity investment funds affiliated with Mr. Glenn are prepared to and will purchase the balance of the private placement prior to the closing of the Merger.”

SEC Comment 4:

Please provide us with a stock purchase agreement and other agreements that investors in the $3.0 million private offering have executed or will execute in connection with their securities purchases.

Response:

Pursuant to your Comment 4, please find attached a Subscription Agreement for 100,000 shares at $2.50 per share for Windamere III, LLC, which is the form of subscription agreement that will be used for the balance of the offering.

     Please contact me at your earliest convenience with any questions or concerns. We appreciate the Commission’s responsiveness and assistance, and as soon as we hear back from the Commission, we will file the Definitive Proxy Statement. We have rescheduled the shareholder meeting for August 10, 2005 and time is of the essence.

Very truly yours, /s/ Reggie F. Borkum Reggie F. Borkum for Blanchard, Krasner & French

Enclosure(s)

cc:	Mr. Scott Glenn Mr. Daniel Greenspan Robert W. Blanchard, Esq.